SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE 13D (Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)[1]

Obalon Therapeutics, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

67424L209
(CUSIP Number)

Domain Associates, LLC	Ropes & Gray LLP
202 Carnegie Center, Suite 104	1211 Avenue of the Americas
Princeton, NJ 08540	New York, NY 10036
Attn: Lisa A. Kraeutler	Attn: Morri H. Weinberg, Esq
Tel: (609) 683-5656	Tel: (212) 596-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 6, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    [   ]

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

_______________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67424L209

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY)		Domain Partners VII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,000,933*
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	1,000,933*
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,000,933*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		17.4% **
14.	TYPE OF REPORTING PERSON		PN

* Includes 187,500 shares issuable upon exercise of Warrants.
** Based on 5,573,281 shares of Common Stock to be outstanding after the closing on August 6, 2019 of the Issuer’s registered offering, as reported in the Issuer’s Final Prospectus on Form 424B4 dated August 1, 2019 and filed with the Securities and Exchange Commission on August 5, 2019.

CUSIP No. 67424L209

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY)		DP VII Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	4,957
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	4,957
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		4,957
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0.1%*
14.	TYPE OF REPORTING PERSON		PN

* Based on 5,573,281 shares of Common Stock to be outstanding after the closing on August 6, 2019 of the Issuer’s registered offering, as reported in the Issuer’s Final Prospectus on Form 424B4 dated August 1, 2019 and filed with the Securities and Exchange Commission on August 5, 2019.

CUSIP No. 67424L209

AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D relating to the Common Stock of the Issuer filed with the Securities and Exchange Commission by the Reporting Persons on August 31, 2018 (the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 2.            Identity and Background.

Item 2(b) is hereby amended to reflect that the principal business address of each of the entities and individuals named in Item 2 is c/o Domain Associates, LLC, 202 Carnegie Center, Suite 104, Princeton, New Jersey  08540.

Item 3.            Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented with the following:
On August 6, 2019 DP VII purchased 250,000 shares of Common Stock and 187,500 Warrants to purchase Common Stock in the Issuer’s registered public offering (the “Secondary Offering”) pursuant to the Issuer’s Final Prospectus on Form 424B4 dated August 1, 2019 and filed with the Securities and Exchange Commission on August 5, 2019.  The securities were purchased as Units, each unit consisting of one share of Common Stock and a Warrant to purchase 0.75 of one share of Common Stock, at a purchase price of $4.00 per Unit, for an aggregate purchase price of $1,000,000. The source of funds for such purchase was the working capital, or funds available for investment, of DP VII.

Item 4.            Purpose of Transaction.
Item 4 is hereby supplemented to state that DP VII participated in the Secondary Offering for investment purposes.

Item 5.            Interest in Securities of the Issuer.

Items 5(a) and 5(c) are hereby restated in their entirety as follows:

(a)     The information requested by this paragraph is incorporated herein by reference to the cover pages to this Amendment No. 1 to Schedule 13D and reflects the one-for-ten reverse stock split of the Common Stock effected on July 24, 2019.

(c)     The information requested by this paragraph is incorporated herein by reference to Item 3 above.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 2019

DOMAIN PARTNERS VII, L.P.
By:	One Palmer Square Associates VII, LLC, General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact
DP VII ASSOCIATES, L.P.
By:	One Palmer Square Associates VII, LLC, General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact